UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

March 15, 2018

(Date of Report (Date of earliest event reported))

FUNDRISE FOR-SALE HOUSING eFUND - LOS ANGELES CA, LLC

(Exact name of registrant as specified in its charter)

Delaware	61-1775059
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1601 Connecticut Ave., Suite 300, Washington, DC	20009
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Performance Projections

The following table contains updated performance assumptions and projections for certain real estate equity assets held by us. This disclosure is in addition to previous disclosures made regarding such assets. The projected performance is based on the actual performance of each asset, as of March 1, 2018, plus the following forward-looking assumptions. All of the values in the table below are projections and assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Single Family Rental Portfolio Investment Assumptions

Asset Name	Number of Assets in Rental Portfolio	Projected Annual Returns	Total Projected Annual Price Appreciation	Projected Leverage	Projected Expense Ratio
Los Angeles Single Family Rental Portfolio	8	8.9% - 13.1%	3.5% - 6.3%	50% - 55%	32.5% - 35.0%

Single family rental property purchase prices, acquisition and renovation costs to rent, and rental rates are empirically based on actuals, derived from the performance of subject property units that have been purchased and leased to date. Projection ranges are based on the range of inputs provided above, and assume minimum debt service coverage ratio (DSCR) of at least 1.20 with a 30-year amortization rate and an average vacancy rate of 4.5%, projected average annual rent growth of 3% per annum, and a 7-to-10 year hold period. Operating expense ratios across the current property portfolio are approximately 35%   as of March 1, 2018. We expect that this percentage will decrease as we increase the number of assets in our rental portfolio and achieve economies of scale. In the conservative projection, average annual price appreciation rates are discounted by approximately half, lowering the annual growth rates by about 50% of the 17-year Los Angeles metro-wide and neighborhood-specific historic appreciation rates according to NeighborhoodScout as of Q3 2017. The historical appreciation rates data from NeighborhoodScout is the latest neighborhood statistics available as of February 1, 2018 from several leading government sources, including the U.S. Bureau of the Census, the U.S. Department of Justice, the National Center for Education Statistics, and the U.S. Geological Service, among others. The high-end of the projections are derived portfolio assumptions of appreciation rates from NeighborhoodScout’s actual 17-year historic average appreciation rates for the Los Angles sub-markets where the properties are located. The projected return range is primarily driven by the ranges provided varying the annual property price growth, rent increases, leverage and interest rates, operating expense ratio, and hold period.

Single Family Entitlement and Development Investment Assumptions

Asset Name	Projected Annual Returns	Total Projected Development Costs through Entitlements	Projected Exit Price per Lot	Projected Leverage	Projected Number of Lots	Projected Hold Period
R13 and R14- Controlled Subsidiary	8.2% - 13.4%	$525,000 - $575,000	$325,000 - $350,000	0%	10	2 - 2.5 years
NPSC Westmoreland- Controlled Subsidiary	9.3% - 14.4%	$325,000 - $350,000	$350,000 - $370,000	0%	5	2 - 2.5 years
NPSC Virgil- Controlled Subsidiary	8.3% - 14.0%	$825,000 - $850,000	$325,000 - $350,000	0%	15	2 - 2.5 years
SGGP 1300 Douglas, LLC - Senior Loan*	9.0% - 10.5%	$425,000 - $450,000	$300,000 - $330,000	97%*	10	2 - 2.5 years
SC Group 6845 Figueroa, LLC - Senior Loan*	9.0% - 12.0%	$225,000 - $250,000	$200,000 - $240,000	97%*	12	2 - 2.5 years
*	Sponsor provided a participating senior loan at a 9% interest rate and 60% of profits received by the borrower from the sale or refinancing of SGGP 1300 Douglas and 70% of profits received by the borrower from the sale or refinancing of SC Group 6845 Figueroa.

Property purchase prices and acquisition costs are empirically derived based on actuals from the performance of subject properties purchased to date. Projection ranges are based on the range of inputs provided above. Assumptions are based on comparable property results across more than 200 housing lots and approximately 20 properties in Los Angeles lent to and invested in by Rise Companies Corp. or its affiliates since 2015. In the exit price projections, average lot sales price is based on comparable land sales in the surrounding area. The projected return range is primarily driven by the ranges provided varying the exit price per lot, number of lots per development, and hold period.

Please note that past performance is not indicative of future results, and these asset performance projections may not reflect actual future performance. Any projections on the future returns of any of our assets may not prove to be accurate and are highly dependent on the assumptions described above. Investing in Fundrise For-Sale Housing eFUND - Los Angeles CA, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated May 10, 2017, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE FOR-SALE HOUSING eFUND - LOS ANGELES CA, LLC

	By:	Fundrise Advisors, LLC
	Its:	Manager

	By:	/s/ Bjorn J. Hall
	Name:	Bjorn J. Hall
	Title:	General Counsel

Date: March 15, 2018